615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

December 3, 2010

VIA EDGAR

Sharon M. Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   New York Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

File No. 001-31565

Dear Ms. Blume:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company” or “we”), I am writing in response to the Staff’s letter, dated November 5, 2010, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K Report”), Form 10-Q for Fiscal Quarter Ended March 31, 2010 and Form 10-Q for Fiscal Quarter Ended June 30, 2010 (together, the “Form 10-Q Reports”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

United States Securities and Exchange Commission

December 3, 2010

Form 10-Q, for the Quarter Ended June 30, 2010

Consolidated Statements of Condition, page 1

1.	We note in your balance sheet on page 1 that you present your covered loans below your allowance for loan losses. In addition, we note your disclosure on page 25 that for decreases in expected cash flows an allowance for the covered loan loss will be established. Please revise your future interim and annual filings to clearly present the allowance for loan loss related to “Covered loans” and the allowance for loan loss related to “non-covered loans”. If your current allowance of $140.58 million was established to cover both sub-categories of loans then please present the “Covered loans” line item before the allowance for loan losses line item and subtotal for “Total loans”.

In future interim and annual filings, we will separately present the allowance for loan losses relating to non-covered loans and the allowance for loan losses relating to covered loans, if any. Please note that the $140.58 million allowance established at June 30, 2010 and the $155.87 million allowance established at September 30, 2010 only related to non-covered loans. There was no allowance established for covered loans at either date.

Notes to the Unaudited Consolidated Financial Statements

Note 2. Business Combinations

Loans, page 9

2.	We note your disclosure on page 10 that you aggregated the acquired loans for both the AmTrust and Desert Hills transactions into one or more pools and the pools were based on loans with common risk characteristics. In addition, we note your response to prior comment six of our letter dated May 21, 2010 that you applied ASC 310-30 to all acquired loans because at least part of the discount recorded on the acquired loans was attributable to credit quality. Please tell us and revise to disclose in future filings the following regarding your application of ASC 310-30:

•

How you segregated the acquired loans into pools for accretion and impairment testing purposes. Identify the specific loan characteristics that were used for segregation and whether performing and nonperforming loans were separately segregated.

•	How you determined that at least part of the discount applied was attributable to credit quality for loans that were performing under the terms of the loan agreement; and

•

The loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans.

We segregated the loans acquired in the AmTrust acquisition, which were substantially (99.94%) residential mortgage and home equity loans, by loan product type, i.e., Prime, Sub-prime and Alt-A, then by whether or not they were modified or non-modified, and finally by fixed or adjustable rate. Performing and non-performing classifications were not used, as all the loans, except loans serviced by others, acquired in the AmTrust transaction were performing at the time of acquisition.

United States Securities and Exchange Commission

December 3, 2010

Regarding the loans acquired in the Desert Hills transaction, they were segregated by loan type, i.e., commercial real estate, construction/land, multi-family, residential, and consumer. Given the immaterial nature of this acquisition (loans acquired were 0.7% of the Company’s total loan portfolio at March 31, 2010), the loans were not segregated further by performing or non-performing status.

We determined that at least part of the discount on the acquired loans was attributable to credit quality by reference to the valuation model used to estimate the fair value. The valuation model incorporates over 40 different data inputs, including inputs that resulted in estimates of uncollectible cash flow (i.e., reductions in fair value attributable to credit quality). Some of the key drivers of the model include, but are not limited to, original loan-to-value (“LTV”), current LTV, geographic location of the collateral property, payment status of the loan, FICO scores, and whether the loan interest rate was fixed or adjustable. The model compares each loan’s characteristics to a comprehensive loan performance database. This database provided access to loan balances totaling over $1.5 trillion. The model then produced estimates about constant prepayment rates, credit default rates, loss severity curves, and cumulative credit losses for each loan. Based on the model’s results, we concluded that at least part of the discount on the acquired loans was attributable to credit quality. We therefore analogized all loans in the pools to ASC 310-30. Consequently, the disclosures under ASC 310-30-50 were provided for these loans, and we don’t consider there to be two groups of loans that require disclosures.

Note 5. Loans, net, page 21

3.	We note your response to prior comment nine of our letter dated May 21, 2010. In addition, we note from your disclosures on page 5 that you have loans with the underlying collateral located in New York, New Jersey, Ohio, Florida, and Arizona. Given your expansion in your geographic operations during 2009 and 2010 from your primary lending area of New York and New Jersey and the continued decline from December 31, 2008 to June 30, 2010 of your asset quality please provide in future filings a breakdown of your loan portfolio and related non-performing loans by geographic location.

In future interim and annual filings we will provide a breakdown of our loan portfolio and related non-performing loans by geographic location.

4.	We note your response to prior comment 17 of our letter dated May 21, 2010. Based on our review of your allowance rollforward disclosure on pages 24 and 58 we were unable to locate your revisions to the rollforward that clearly show the effect the loss sharing agreements have on your provision for loan losses. Please tell us where this is located in your June 30, 2010 Form 10-Q. If the separate line item quantifying the provision before expected reimbursements from the FDIC was not included please revise to include in future filings.

We determine the allowance for loan losses attributable to post-acquisition decreases in expected collections from borrowers on covered loans without giving consideration to amounts estimated to be recoverable from the FDIC under the loss sharing agreements. There were no post-acquisition decreases in expected collections from borrowers on covered loans through June 30, 2010. Accordingly, the loss sharing agreements had no effect on our provision for loan losses for the six months ended June 30, 2010 and a revision to the allowance for loan loss rollforward was not necessary for such period. If, in future periods, the loss sharing agreements have a material effect on our provision for loan losses, we will include appropriate disclosures.

United States Securities and Exchange Commission

December 3, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Condition at June 30, 2010

Acquisition, Development and Construction (“ADC”) Loans, page 51

5.	We note your disclosure on page 52 that due to the higher degree of credit risk for ADC loans in addition to the collateral provided by a project, you also obtain personal guarantees of repayment and completion during construction from the borrower. Please tell us the following regarding your ADC loan portfolio:

•

Whether you have any ADC loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend ADC loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

•

Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

•

Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

At June 30, 2010, the Company had three ADC loans in the aggregate amount of $38.4 million that have been extended at or near original maturity which the Company has not considered impaired due to the existence of personal guarantees. The loan terms were modified from the original terms; however, they are structured on market terms. Typically the extension requires from the borrower such things as a principal reduction or conversion from an interest only to an amortizing structure. Further, the borrower typically is required to be able to meet debt service out of pocket. In addition, we did not provide an interest reserve from the loan proceeds at extension. While these loans are substantially collateralized by real estate values supported by current appraisals, they are not considered collateral dependant given the strength of the personal guarantees required from the principals.

United States Securities and Exchange Commission

December 3, 2010

We do not extend ADC loans at the existing/original interest rate unless that rate is consistent with the current market at extension, and unless the borrower is determined to be creditworthy. Further, the existence of a personal guarantee does not influence the Company’s decision on interest rate. ADC loans that are extended at or near maturity are considered troubled debt restructuring (“TDR”) if, at the time of the extension, the borrower is experiencing financial difficulty and a concession on the restructured loan was granted that we might not otherwise offer on a new loan application.

The financial strength of the guarantor is evaluated based on objective documentation. The Company requires a signed copy of the prior two years federal tax returns for the guarantor and borrowing entity. In addition, the borrower’s credit history is verified through an independent credit reporting agency engaged by the Company. The guarantor and borrowing entity names are also run through Westlaw for a public records search of litigation and liens. In addition, we confirm the borrower’s credit history with other lending institutions.

The Company also requires a current personal financial statement (“PFS”) certified as of the date submitted by the guarantor. The Loan Underwriter evaluates the PFS along with all other financial documentation, including a global cash flow analysis, to determine the guarantor’s capacity to carry the indebtedness. This financial review is performed at origination and upon any extension of the loan. A review of the underlying real estate project is performed on a continuous basis, but not less than monthly.

Guarantor reputation and willingness to work with the Company are subjective factors that only influence the allowance for loan loss recognition to the extent the borrower’s cooperation is determined to add tangible value and economic support to the credit. In this context, reputational considerations might include our prior history with the guarantor, and how well the guarantor is performing on other credits, if any, with the Company and with other institutions. Similarly, the guarantor’s willingness to work with the Company may be considered if the guarantor is agreeable to making an increased commitment to the transaction such as additional collateral, a principal reduction, or converting from an interest-only to an amortizing structure.

For loans with personal guarantees, the Company may choose to pursue a suit under the note or guaranty. Depending on the jurisdiction, this is done either simultaneously with the foreclosure action or as a deficiency after the property has been foreclosed. The decision to pursue a guarantor is dependent upon the location of the collateral and the guarantor’s financial strength. This decision is also based upon the collateral value, whether the Company has a first or second lien, financial strength of the property/guarantor, and other possible legal considerations that vary with each loan. To date the Company has not collected on any personal guarantees on ADC loans; however, we are currently pursuing collection efforts on several personal guarantees through the foreclosure process.

At June 30, 2010, the Company had three ADC loans totaling $38.4 million, for which the carrying value of the loans exceed the appraised value but are not considered impaired due to the existence of guarantees.

Asset Quality, page 53

6.	We note your disclosure on page 54 that when necessary, you rely on current appraisals to write down your non-performing loans (NPLs). In addition, we note from your disclosures on page 60 that your five largest NPLs had an updated appraisal within six months of them being placed on non-accrual status. Please tell us and revise future filings to disclose the following:

•

How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired). If this policy varies by loan type please disclose that also.

United States Securities and Exchange Commission

December 3, 2010

•	Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.

•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

•	How you determine, including the process, the fair value of the collateral if an appraisal is not available.

Our future filings will be revised to include the following:

It is the Company’s policy to order updated appraisals for all non-performing loans (“NPLs”), irrespective of loan type, that are collateralized by commercial real estate (“CRE”), multi-family, and land once these loan types become over 90 days past due and if the most recent appraisal on file is more than a year old. Annual appraisals are ordered until such time as these loans become performing and are returned to accrual status. It is not the Company’s policy to obtain updated appraisals for performing loans. However, appraisals may be ordered for performing loans when the borrower has requested an increase in the loan amount or for maturing loans when the borrower is requesting an extension.

Fair value for all CRE, multi-family, and land assets are determined based on the appraised value. If an appraisal is more than a year old and the loan is classified as non-performing, then an updated appraisal is required to determine fair value. For FAS 114 (ASC 310-10/40) purposes, estimated disposition costs are deducted from the fair value to determine estimated net realizable value.

In the instance of an outdated appraisal, the Company adjusts the original appraisal by the use of a commercial real estate transaction-based value index to determine the extent of impairment on impaired loans until an updated appraisal is received.

Covered Loans and OREO, page 57

7.	We note your disclosure on page 57 that the loss share receivable may increase or decrease if losses on the covered assets increase or fall short of the expected amounts. In addition, we note that the loss share receivable may also increase due to accretion, which was $22.9 million during the first half of 2010. Please tell us and revise your future filings to be more specific with respect to how and when adjustments to the loss sharing receivable are recognized. For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans or taking the charge to reduce the loss sharing receivable in the period identified. Additionally, please elaborate on the $22.9 million accretion that increased the loss share receivable and whether this relates to the difference in the discounted versus undiscounted cash flows.

With respect to how and when adjustments to the loss sharing receivable are recognized, we will revise our future filings to include the following:

Decreases in estimated reimbursements from the FDIC, if any, will be recognized in income prospectively over the life of the related covered loans (or, if shorter, over the remaining term of the loss sharing agreement); related additions to the accretable yield on the covered loans will be recognized in income prospectively over the lives of the loans. Increases in estimated reimbursements will be recognized in income in the same period that they are identified and that the allowance for credit losses for the related loans is recognized.

United States Securities and Exchange Commission

December 3, 2010

With respect to the six month 2010 accretion amount of $22.9 million and future accretion amounts, we will revise our future filings to indicate that accretion of the FDIC loss share receivable relates to the difference between the discounted versus the undiscounted expected cash flows. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursements from the FDIC.

8.	We note your response to prior comment four of our letter dated May 21, 2010. In addition, we note from your disclosures on page 58 that your NPLs increased from $578.07 million at December 31, 2009 to $636.78 million at June 30, 2010 despite the reclassification of $150.29 million of troubled-debt restructurings (TDRs) from non-accrual to accrual during the first half of 2010. Please tell us and revise future filings to include the following:

•	Detailed discussion on the fluctuations in NPLs considering the reclassification of TDRs from non-accrual to accrual and NPLs excluding TDRs;

•	Discuss if the fluctuation relates to a few large credit relationships or several small credit relationships or both;

•	If several small credit relationships impact the fluctuation please discuss the following for each group of smaller creditors:

•	Type of borrowers, location of the loan, loan type, or other specific factors that are unique to the group of creditors and loans;

•	If any of the decline in asset quality relates to conditions confined to a particular time period or may continue into the foreseeable future; and

•	Any other pertinent information deemed necessary to understand the increase in the NPLs.

•	If a few large credit relationships make up the majority of the fluctuation in your NPLs, discuss those relationships in detail, including:

•	General information about the borrower and location;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Provide additional information supporting the allowance for loan loss for each credit.

We will revise our future filings to include disclosures similar to the following:

The fluctuations in NPLs from December 31, 2009 to June 30, 2010 were primarily attributed to larger credits which became NPLs during the first two quarters of 2010, and which were partially offset by the reclassification of certain TDRs to accrual status.

The fluctuation in NPLs from December 31, 2009 to June 30, 2010 was due to the following factors:

New non-accrual loans totaled $370.5 million during the six months ending June 30, 2010. Included in this amount was a large relationship totaling $121 million. This relationship consists of multi-family properties, land and development parcels, condominiums, and commercial real estate. The collateral properties are primarily located in New York City and

United States Securities and Exchange Commission

December 3, 2010

on Long Island. An impairment analysis was performed on this relationship and it was determined that a specific allowance for loan losses was not necessary based on the estimated net realizable value of the collateral.

Also included in the $370.5 million total was a $34.9 million relationship that transitioned to non-accrual status during the six months ended June 30, 2010. The collateral consists of a multi-family property located in Philadelphia, PA. An impairment analysis was performed on this relationship and it was determined that a specific allowance for loan losses was not necessary based on the estimated net realizable value of the collateral.

The remaining new non-accrual loans consisted of various smaller credit relationships, primarily with multi-family and commercial real estate borrowers located in the Metro New York region. We do not believe that this increase was confined to a particular time period; however, we did note that the amount of new NPLs declined from the first to the second quarter of 2010.

The preceding increases in NPLs were partially offset by the following factors:

TDRs that were returned to accrual status in the first six months of 2010 totaled $150.3 million. This primarily reflects one relationship having an outstanding balance of approximately $131 million as of June 30, 2010 that was returned to accrual status during the second quarter of 2010. The relationship is secured by multi-family properties in Hartford, Connecticut and the Bronx, New York. An impairment analysis was performed on this relationship and it was determined that a specific allowance for loan losses was not necessary based on the estimated net realizable value of the collateral.

Non-performing loans that were either brought current, satisfied, or transferred to other real estate owned in the six months ending June 30, 2010 totaled $161.5 million, and consisted of many smaller credit relationships. These relationships were primarily to borrowers in the Metro New York region. We do not believe that these transitions are confined to a particular time period and therefore may continue in the foreseeable future.

United States Securities and Exchange Commission

December 3, 2010

9.	We note your response to prior comment 19 and your disclosure on page 60 of the five largest NPLs as of June 30, 2010. For these five largest NPLs please tell us and include in future filings the following:

•	Total amount of loan at origination and current lending commitment;

•	Total outstanding balance on these loans at June 30, 2010;

•	Average loan-to-value (LTV) ratio at origination and current LTV ratio; and

•	Enhanced discussion about each loan including:

•	General information about the borrower and locations; and

•	Provide additional information supporting the allowance for loan loss for each credit.

We will revise our future filings to include disclosures similar to the following:

	Loan No. 1	Loan No. 2	Loan No. 3	Loan No. 4	Loan No. 5
Type of Loan	Multi-family	Multi-family	Construction	Construction	Multi-family
Origination Date	6/29/2005	1/12/2006	10/14/2005	12/21/2005	1/16/2009

Origination Balance	$41,116,000	$35,680,000	$25,000,000	$21,462,500	$25,000,000

Full Commitment Balance	$41,698,570	$35,680,000	$25,000,000	$21,462,500	$25,000,000

Balance at June 30, 2010	$41,698,570	$34,900,000	$25,000,000	$21,452,576	$20,940,660
Associated Allowance	None	None	None	None	None
Non-accrual Date	February 2009	April 2010	June 2009	February 2010	April 2010
Origination LTV	76%	85%	54%	83%	82%
Current LTV	85%	100%	83%	78%	92%
Last Appraisal	April 2009	May 2010	December 2009	March 2010	Various

Discussion about each loan noted above:

Loan No. 1 - The borrower is a nationwide owner of real estate and is based in New Jersey. This loan is collateralized by a multi-family complex of four buildings containing 672 residential and four commercial units in Washington, D.C. No allocation for the allowance for loan losses was necessary as determined by using the fair value of collateral method of FAS 114 (ASC 310-10/40).

Loan No. 2 - The borrower is an owner of real estate and is based in New York. This loan is collateralized by a multi-family complex containing 494 residential and 12 commercial retail units in Philadelphia, PA. No allocation for the allowance for loan losses was necessary as determined by using the fair value of collateral method of FAS 114 (ASC 310-10/40).

United States Securities and Exchange Commission

December 3, 2010

Loan No. 3 - The borrower is an owner of real estate and is based in New York. This loan is collateralized by a 95,000 square feet industrial building that is fully occupied, that has been rezoned for residential development. “As of right” buildable area for subject site is 267,966 square feet. No allocation for the allowance for loan losses was necessary as determined by using the fair value of collateral method of FAS 114 (ASC 310-10/40).

Loan No. 4 - The borrower is an owner of real estate and is based in New York. This loan is collateralized by a vacant loft building in Manhattan, N.Y. This development site is prime for hotel construction. No allocation for the allowance for loan losses was necessary as determined by using the fair value of collateral method of FAS 114 (ASC 310-10/40).

Loan No. 5 - The borrower is an owner of real estate and is based in New York. This loan is collateralized primarily by ownership interests in a portfolio of properties, including multi-family, land development, and commercial real estate. Principal had initiated a sales program for properties within the portfolio and has closed on several sales. No allocation for the allowance for loan losses was necessary as determined by using the fair value of collateral method of FAS 114 (ASC 310-10/40).

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K Report and the Form 10-Q Reports. We also acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our Form 10-K and Form 10-Q Reports, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer

cc:	Joseph R. Ficalora
R. Patrick Quinn, Esq.